March 10, 2017

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Craig Arakawa
Branch Chief
Office of Beverages, Apparel and Mining

Re:	Ferroglobe PLC (the “Company”)
Form 20-F for the fiscal year ended December 31, 2015
Filed May 2, 2016
File No. 001-37668

Dear Mr. Arakawa:

Reference is made to the comment letter (the “Comment Letter”) dated February 13, 2017 from the staff (the “Staff”) of the Division of Corporate Finance of the Securities Exchange Commission with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015.

As discussed with Joanna Lam of the Staff on March 9, 2017, the Company believes that it will require additional time in order to consider and fully to respond to the comments raised by the Staff in the Comment Letter. Accordingly, the Company respectfully requests an extension of the time to respond to the Comment Letter until March 20, 2017.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions on +44 (0) 203 129 2265 or by email at jragan@ferroglobe.com.

Yours sincerely,

/s/ Joseph Ragan
Joseph Ragan
Chief Financial Officer

cc:	Brian Sikora
Philip Boeckman